Mail Stop 3010

June 12, 2009

VIA USMAIL and FAX (415) 738 - 6501

Mr. A. William Stein, Chief Financial Officer
Digital Realty Trust, Inc.
560 Mission Street, Suite 2900
San Francisco, CA   94105

RE: Digital Realty Trust, Inc.
          File No. 001-32336
          Form 10-K for the year ended December 31, 2008
          Schedule 14A filed on April 6, 2009

Dear Mr. Stein:

      We have reviewed your response letter submitted on May 4, 2009 and have the
following comments.

      In our comments, we ask you to provide us with information so we may better
understand your disclosure. Please be as detailed as necessary in your explanation. After
reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Note 10. Incentive Plan, page 98

   1. We note your response to comment one. It does not appear that the disclosure that
      you proposed to include in future filings fully address the significant assumptions
      used to measure the fair value of your Class C Unit awards. Please confirm that in
      futures filing you will include the disclosures required by paragraph A240.e.(2) of
      SFAS 123R.

Schedule 14A

2008 Long-Term Incentive Units Awards, page 18

2. We note your response to comment 4 of our letter dated February 3, 2009. In response to our comment, you confirmed that you would disclose the individual performance goals and other factors taken into account in awarding long-term incentive awards. However, we could not locate this disclosure. Please tell us the specific individual goals and other factors that the Compensation Committee applied in awarding long-term incentive units for 2008. Provide a similar explanation with respect to stock option grants, as noted in comment 9 of our letter dated December 8, 2008. Please also confirm that you will provide similar disclosure in your future filings.

3. We note your response to comment 1 of our letter dated March 17, 2009. Please tell us how you determine the number of common units distributed to each partner upon their contribution of property to the operating partnership.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

                              Sincerely,

                              Cicely LaMothe
                              Branch Chief